3/0

04010511

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME PTT Exploration & Production Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

FILE NO. 82- 3827 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 3/11/04

File No. 82-3827

04 MAR 10 AM 7:21

AUDITOR'S REPORT AND FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

ARLS
12-31-03

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2003 AND 2002

Unit : Baht

		Consolidated		The Company	
Assets	Notes	2003	2002 (Restated)	2003	2002 (Restated)
Current Assets					
Cash and cash equivalents	5	19,062,620,477	16,305,601,525	10,683,224,628	8,909,912,976
Short-term investments		2,396,129,553	-	2,396,129,553	-
Trade receivable - parent company	6.1	3,665,395,831	2,963,185,287	2,828,070,624	1,886,661,548
Trade receivables	6.2	394,605,650	281,087,209	42,340,893	69,943,718
Inventories		28,635,319	30,549,566	28,022,029	29,472,646
Materials and supplies-net	7	836,879,349	837,505,170	706,741,299	704,686,166
Other current assets :					
Working capital from co-venturers		270,181,519	50,873,592	3,658,533	5,327,111
Other receivables		96,622,258	126,826,364	64,406,734	75,914,129
Accrued interest receivables		10,614,412	80,438,376	7,045,524	13,704,606
Other current assets		435,991,886	160,345,187	269,586,736	128,051,018
Total Current Assets		**27,197,676,254**	**20,836,412,276**	**17,029,226,553**	**11,823,673,918**
Non-current assets					
Investments accounted for under equity method	8.1	11,477,075,279	11,410,438,477	22,792,973,382	21,406,622,526
Long-term loans to related party	8.3	-	-	1,978,978,820	-
Property, plant and equipment-net	10	52,969,631,191	49,837,718,138	33,497,418,673	33,295,223,178
Intangible assets		296,525,068	348,524,668	290,336,939	348,524,668
Deferred income taxes	11.2	34,655,781	616,168,532	-	-
Other non-current assets					
Prepaid expenses	12	478,886,235	484,357,424	-	-
Deferred of bonds issuing expenses		29,847,627	39,423,149	14,059,772	17,894,255
Other non-current assets	13	91,613,085	820,263,626	7,573,365	4,630,044
Total non-current assets		**65,378,234,266**	**63,556,894,014**	**58,581,340,951**	**55,072,894,671**
Total Assets		**92,575,910,520**	**84,393,306,290**	**75,610,567,504**	**66,896,568,589**

Notes to financial statements form an integral part of these financial statements.

(Signed) *Maroot Mrigadat*
(Maroot Mrigadat)
President

(Signed) *Nuntiya Sathirakul*
(Nuntiya Sathirakul)
Manager, Corporate Accounting

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2003 AND 2002

Unit : Baht

	Notes	Consolidated 2003	Consolidated 2002 (Restated)	The Company 2003	The Company 2002 (Restated)
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payables		400,080,065	252,269,854	131,883,719	110,349,436
Current portion of long-term loans	14	-	2,165,195,000	-	2,165,195,000
Working capital to co-venturers		86,247,614	510,271,646	60,864,383	146,154,135
Accrued expenses		2,242,930,981	2,567,614,274	1,836,486,105	2,348,650,091
Accrued interest payable		356,307,948	895,574,123	204,807,585	730,478,005
Income tax payable		5,772,553,434	3,698,699,154	5,478,001,085	3,552,663,663
Other current liabilities		391,499,784	294,638,964	409,550,397	303,982,841
Total Current Liabilities		**9,249,619,826**	**10,384,263,015**	**8,121,593,274**	**9,357,473,171**
Non-current liabilities					
Bonds	15	18,124,925,790	17,026,283,159	10,180,415,126	8,369,661,344
Deferred income taxes	11.2	9,173,455,516	8,327,131,240	8,094,603,229	7,450,928,692
Other non-current liabilities					
Deferred income	16	6,326,237,351	6,456,450,204	-	-
Provision for decommissioning costs	17	3,910,318,062	3,633,197,210	3,422,601,900	3,152,523,920
Other non-current liabilities		117,220,402	110,362,067	117,220,402	110,362,067
Total non-current liabilities		**37,652,157,121**	**35,553,423,880**	**21,814,840,657**	**19,083,476,023**
Total Liabilities		**46,901,776,947**	**45,937,686,895**	**29,936,433,931**	**28,440,949,194**
Shareholders' Equity					
Share capital	18				
Registered capital					
664.4 million ordinary shares of Baht 5 each		3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital					
652.0 million ordinary shares of Baht 5 each		-	3,260,000,000	-	3,260,000,000
652.4 million ordinary shares of Baht 5 each		3,261,990,000	-	3,261,990,000	-
Share premium		11,601,268,000	11,559,080,000	11,601,268,000	11,559,080,000
Currency translation differences		(1,011,023,545)	(558,127,692)	(1,011,023,545)	(558,127,692)
Retained earnings					
Appropriated					
Legal reserve		332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion		12,496,000,000	8,949,000,000	12,496,000,000	8,949,000,000
Unappropriated		18,993,699,118	14,913,467,087	18,993,699,118	14,913,467,087
Total Shareholders' Equity		**45,674,133,573**	**38,455,619,395**	**45,674,133,573**	**38,455,619,395**
Total Liabilities and Shareholders' Equity		**92,575,910,520**	**84,393,306,290**	**75,610,567,504**	**66,896,568,589**

Notes to financial statements form an integral part of these financial statements.

File No. 82-3827

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Unit : Baht

	Notes	Consolidated		The Company	
		2003	2002 (Restated)	2003	2002 (Restated)
Revenues					
Sales		34,037,516,371	29,587,036,064	26,942,324,819	23,274,248,922
Revenue from pipeline transportation		1,089,151,399	645,387,700		-
Other revenues					
Gain on foreign exchange	19	869,739,701	618,632,567	1,013,591,800	237,291,345
Interest income		202,390,143	209,018,970	194,715,987	145,689,036
Other revenues	20	64,782,692	57,600,275	29,462,374	27,529,675
Share of profit from investments accounted for under equity method		750,136,837	656,180,059	1,839,246,709	4,249,185,292
Total revenues		**37,013,717,143**	**31,773,855,635**	**30,019,341,689**	**27,933,944,270**
Expenses					
Production expenses		2,389,401,251	2,774,301,523	1,808,404,955	1,944,668,774
Exploration expenses		2,311,755,940	150,031,223	52,873,658	102,222,258
General administrative expenses		1,313,824,468	1,270,432,971	898,178,583	933,895,834
Petroleum royalties		4,021,067,082	3,423,647,313	3,367,790,603	2,909,281,116
Other expenses					
Depreciation, depletion and amortization		5,450,068,184	4,785,863,559	4,869,541,216	4,256,880,764
Director's remuneration		19,466,465	14,310,421	19,466,465	14,208,039
Other expenses		106,963,678	490,521,013	57,180,899	308,242,983
Total expenses		**15,612,547,068**	**12,909,108,023**	**11,073,436,379**	**10,469,399,768**
Income before interest and income taxes		**21,401,170,075**	**18,864,747,612**	**18,945,905,310**	**17,464,544,502**
Interest expenses		1,410,995,858	1,414,861,999	776,003,852	761,196,132
Income taxes	11.1	7,961,942,186	5,395,979,509	6,141,669,427	4,649,442,266
Net income		**12,028,232,031**	**12,053,906,104**	**12,028,232,031**	**12,053,906,104**
Earnings per share	21				
Basic earnings per share		18.44	18.49	18.44	18.49
Diluted earnings per share		18.43	18.49	18.43	18.49

Notes to financial statements form an integral part of these financial statements.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED AND THE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Unit : Baht

	Note	Share capital Issued and paid-up	Share premium	Currency translation difference	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2001		**3,260,000,000**	**11,559,080,000**	**(229,379,522)**	**327,200,000**	**6,204,000,000**	**9,989,888,516**	**31,110,788,994**
Cumulative effect of the change in accounting policy	3	-	-	-	-	-	(468,327,533)	(468,327,533)
Balance after adjustment		3,260,000,000	11,559,080,000	(229,379,522)	327,200,000	6,204,000,000	9,521,560,983	30,642,461,461
Currency translation differences		-	-	(328,748,170)	-	-	-	(328,748,170)
Net income (Restated)		-	-	-	-	-	12,053,906,104	12,053,906,104
Legal reserve		-	-	-	5,000,000	-	(5,000,000)	-
Reserve for expansion		-	-	-	-	2,745,000,000	(2,745,000,000)	-
Dividend paid		-	-	-	-	-	(3,912,000,000)	(3,912,000,000)
Balance - as at December 31, 2002		**3,260,000,000**	**11,559,080,000**	**(558,127,692)**	**332,200,000**	**8,949,000,000**	**14,913,467,087**	**38,455,619,395**
Currency translation differences		-	-	(452,895,853)	-	-	-	(452,895,853)
Net income		-	-	-	-	-	12,028,232,031	12,028,232,031
Share capital Issued and paid-up		1,990,000	42,188,000	-	-	-	-	44,178,000
Reserve for expansion		-	-	-	-	3,547,000,000	(3,547,000,000)	-
Dividend paid	24	-	-	-	-	-	(4,401,000,000)	(4,401,000,000)
Balance - as at December 31, 2003		**3,261,990,000**	**11,601,268,000**	**(1,011,023,545)**	**332,200,000**	**12,496,000,000**	**18,993,699,118**	**45,674,133,573**

Notes to financial statements form an integral part of these financial statements.

File No. 82-3827

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Unit : Baht

	Consolidated		The Company	
	2003	2002	2003	2002
Cash flows from operating activities		(Restated)		(Restated)
Net Income	12,028,232,031	12,053,906,104	12,028,232,031	12,053,906,104
Adjustment to reconcile net income to net cash provided by (used in) operating activities				
Share of net profit from investments accounted for under equity method	(750,136,837)	(656,180,059)	(1,839,246,709)	(4,249,185,292)
Amortization of compensation for waving the right of carry forward gas and incentive gas sales	28,404,284	87,645,662	28,404,284	87,645,662
Depreciation depletion and amortization	5,440,492,663	4,775,719,161	4,865,706,733	4,252,477,404
Amortization of bonds issuing expenses	9,575,521	10,144,398	3,834,483	4,403,360
Amortization of prepaid expenses	30,634,546	22,985,601	-	-
Bond Discount	1,108,849	1,108,849	-	-
Amortization of exploration costs	2,031,986,659	33,780,561	8,963,262	40,188,472
Loss on disposal of assets	24,195,207	10,581,535	24,195,207	10,493,550
(Gain) loss on disposal of material	(12,693,519)	8,504,770	(13,504,179)	8,504,770
Deferred income taxes	1,510,103,784	1,287,404,745	643,674,537	1,096,778,603
Income recognized from deferred income	(416,130,379)	(343,342,097)	-	-
Unrealized gain on foreign exchange	(1,505,017,271)	(487,311,507)	(928,458,309)	(323,966,956)
Unpaid dividend	(3,129,300)	-	(3,129,300)	-
	18,417,626,238	**16,804,947,723**	**14,818,672,040**	**12,981,245,677**
Changes in assets and liabilities				
Increase in short-term investments	(2,396,129,552)	-	(2,396,129,552)	-
(Increase) decrease in trade receivables	(128,529,360)	(12,365,376)	27,602,826	(19,516,919)
(Increase) decrease in trade receivable-parent company	(711,918,083)	426,719,457	(941,409,076)	56,134,949
(Increase) decrease in inventories	1,914,248	(12,663,348)	1,450,617	(13,079,454)
Decrease in materials and supplies - net	9,985,373	93,374,089	11,449,046	90,115,165
(Increase) decrease in working capital from co-venturers	(227,389,252)	(25,509,064)	1,848,263	(661,822)
Decrease in other receivables	27,606,164	79,933,612	10,995,221	32,770,356
Decrease in accrued interest receivables	68,240,362	10,004,940	6,655,119	23,059,317
(Increase) decrease in other current assets	(306,020,616)	(9,309,221)	(170,581,862)	105,971,124
Increase in prepaid expenses	(25,163,358)	(1,404,210)	-	-
(Increase) decrease in other non-current assets	(5,155,707)	(807,330,312)	(2,943,32[illegible])	137,436
(Decrease) increase in accounts payables	156,938,674	(647,329,984)	21,504,874	(622,888,301)

Notes to financial statements form an integral part of these financial statements.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Unit : Baht

	Consolidated		The Company	
	2003	2002	2003	2002
Changes in assets and liabilities (continued)		(Restated)		(Restated)
(Decrease) increase in working capital to co-venturers	(408,966,219)	476,968,277	(69,438,062)	111,302,230
(Decrease) increase in accrued expenses	(266,562,280)	130,688,828	(471,363,943)	179,968,864
Decrease in accrued interest payable	(537,622,316)	(44,553,571)	(524,753,096)	(40,915,048)
(Decrease) increase in income tax payable	2,082,191,455	(227,540,527)	1,925,337,423	(341,631,817)
Increase in other current liabilities	94,150,779	68,852,949	105,172,685	210,041,033
(Decrease) increase in deferred income	333,195,017	(551,186)	-	-
(Decrease) increase in other non-current liabilities	6,858,335	(7,963,067)	6,858,336	(7,963,067)
Gain from translation foreign entities' financial statements	(6,195,109)	(172,651,322)	-	-
	(2,238,571,445)	**(682,629,036)**	**(2,457,744,502)**	**(237,155,954)**
Net cash provided by operating activities	**16,179,054,793**	**16,122,318,687**	**12,360,927,538**	**12,744,089,723**
Cash flows from investing activities				
(Increase) decrease in loans to related party	-	-	(1,978,978,820)	3,943,362,579
Increase in investments accounted for under equity method	-	(8,704,614)	-	(1,000,000,000)
Dividend from related parties	683,500,035	602,531,319	-	-
Increase in property, plant and equipment - net	(9,795,135,046)	(7,498,493,311)	(4,489,746,663)	(6,579,034,558)
Increase in intangible assets	(30,328,327)	(96,103,312)	(23,436,246)	(96,103,312)
Net cash used in investing activities	**(9,141,963,338)**	**(7,000,769,918)**	**(6,492,161,729)**	**(3,731,775,291)**
Cash flows from financing activities				
(Decrease) in long-term loans	(2,165,195,000)	(4,000,000,000)	(2,165,195,000)	(4,000,000,000)
Cash received from bond issuing	2,500,000,000	-	2,500,000,000	-
Cash received from common share issuing	44,178,000	-	44,178,000	-
Dividend paid	(4,397,475,830)	(3,911,338,093)	(4,397,371,003)	(3,911,338,093)
Net cash used in financing activities	**(4,018,492,830)**	**(7,911,338,093)**	**(4,018,388,003)**	**(7,911,338,093)**
Net increase (decrease) in cash and cash equivalents	3,018,598,625	1,210,210,676	1,850,377,806	1,100,976,339
Cash and cash equivalents at beginning of the year	**16,305,601,525**	**15,208,723,683**	**8,909,912,975**	**7,850,262,318**
	19,324,200,150	16,418,934,359	10,760,290,781	8,951,238,657
Effects of exchange differences	(261,579,673)	(113,332,834)	(76,961,327)	(41,325,681)
Cash and cash equivalents at end of the year	**19,062,620,477**	**16,305,601,525**	**10,683,329,454**	**8,909,912,976**
Supplementary cash flow information				
Net cash paid during the year for				
Interest expenses	1,873,955,589	1,456,335,372	1,241,728,714	800,410,111
Income taxes	4,529,447,041	4,430,187,310	3,572,657,467	3,894,295,480

Notes to financial statements form an integral part of these financial statements.

PTT Exploration and Production Public Company Limited and Subsidiaries

Notes to Consolidated and the Company Financial Statements

For the years ended December 31, 2003 and 2002

1. General Information

PTT Exploration and Production Public Company Limited (the Company) is a public limited company and is incorporated and domiciled in Thailand. The address of its registered office is as follows:

PTTEP Office Building 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900

The Company is listed on the Stock Exchange of Thailand.

The principal business operations of the Company and its subsidiaries (the Group) are acquisition, exploration and production of petroleum in Thailand and oversea, foreign gas pipeline transportation, and investment in a project strategically connected to energy business.

The Group has operations in over 7 countries and employs over 719 people.

As at December 31, 2003, the Group has engaged in number of projects, either as an operator or non-operator. Details are presented as follows:

PTTEP's joint ventures

Project	Country	Operator	Company's interest percentage	
			2003	2002
Unocal 3	Thai	Unocal Thailand Ltd.	5	5
E 5	Thai	ExxonMobil Exploration and Production Korat Inc.	20	20
E 5-North[1]	Thai	Amerada Hess (Thailand) Limited	20	20
S 1	Thai	Thai Shell Exploration and Production Co., Ltd.	25	25
Bongkot	Thai	PTT Exploration and Production PCL.	44.4445	44.4445
Pailin (B12/27)	Thai	Unocal Thailand Ltd.	45	45
Arthit	Thai	PTT Exploration and Production PCL.	80	80

PTTEPI's joint ventures

Project	Country	Operator	Company's interest percentage 2003	Company's interest percentage 2002
Yetagun	Myanmar	Premier Petroleum Myanmar Limited	19.3178	14.1667
W 7/38	Thai	Kerr-McGee (Thailand) Limited	15	15
Yadana	Myanmar	TotalFinaElf E&P Myanmar	25.50	25.50
B 13/38[2]	Thai	PTTEP International Ltd.	44.4445	44.4445
JDA (B-17 C-19)	Thai-Malaysia	Carigali – PTTEPI Operating Company Sendirian Berhad	50	50
Block L22/43	Thai	Thai Shell Exploration and Production Co., Ltd.	35	-
Block G4/43	Thai	Chevron (Offshore) Thailand Limited	15	-

PTTEP KV's joint ventures

Project	Country	Operator	Company's interest percentage 2003	Company's interest percentage 2002
Block B and 48/95	Vietnam	Unocal Vietnam Exploration, Ltd.	8.5	8.5

PTTEP SV's joint ventures

Project	Country	Operator	Company's interest percentage 2003	Company's interest percentage 2002
Block 52/97	Vietnam	Unocal Southwest Vietnam Exploration & Production, Ltd.	7	7

PTTEP HV's joint ventures

Project	Country	Operator	Company's interest percentage 2003	Company's interest percentage 2002
Block 9-2	Vietnam	Hoan-Vu Joint Operating Company	25	25

PTTEP HL's joint ventures

Project	Country	Operator	Company's interest percentage	
			2003	2002
Block 16-1	Vietnam	Hoang Long Joint Operating Company	28.5	28.5

[1]Counted as E5 project but separating of assets due to different operators.

[2]Counted as Bongkot project but separating of assets due to different companies holding the concessions.

2. Significant Accounting Policies

2.1 Basis for Preparation of Financial Statements

The consolidated and the Company financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Thailand under the Accounting Act B.E. 2543, being those Accounting Standards in Thailand issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission.

The Company presents financial statements in compliance with notification of Department of Commercial Registration dated September 14, 2001 under the third paragraph of section 11 of Accounting Act B.E. 2543.

Since 1998, the Group has applied International Accounting Standard 12 "Income Taxes".

The consolidated and the Company financial statements are use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements. While the Group uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur.

The consolidated and the Company financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

2.2 Subsidiary Undertakings

Subsidiary undertakings, which are those entities in which the parent company in the Group has an interest of more than one half of the voting rights and has power to exercise control over subsidiaries' financial policies and operations. Subsidiaries are consolidated from the date on which control is transferred to the parent company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains on transactions between the Group are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

A listing of the Group's principal subsidiaries is set out in Note 8.

2.3 Associated Undertakings

Investments in associated undertakings are accounted for by the equity method of accounting. These are undertakings over which the Group generally has between 20% and 50% of the voting rights, and over which the Group has significant influence, but which it does not control. Unrealised gains on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest in the associated undertakings; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associated undertakings includes excess on acquisition. Equity accounting is discontinued when the carrying amount of the investment in an associated undertaking reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated undertaking.

A listing of the Group's principal associated is set out in Note 8.

2.4 Joint Ventures

The Group's interest in jointly controlled entities are accounted for by proportionate consolidation. Under this method the Group includes its share of the joint ventures' individual income and expenses, assets and liabilities in the relevant components of the financial statements.

The Group's interest in jointly controlled assets are accounted for by proportionate consolidation. Under this method the Group includes its share of the assets, liabilities and expenses based on Joint Operating Agreement in the relevant components of the financial statements.

A listing of the Group's jointly controlled entities and jointly controlled assets are set out in Note 8 and Note 1 respectively.

2.5 Related Parties

Enterprises and individuals that directly, or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with, the Company, including holding companies, subsidiaries and follow subsidiaries are related parties of the Company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the Company.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.6 Foreign Currency Transactions

Foreign currency transactions are translated into Baht at the exchange rates ruling on the transaction dates. Monetary assets and liabilities denominated in foreign currency remaining at the year-end date are translated into Baht at the average buying and selling rates, respectively, as determined by the Bank of Thailand. Such gains or losses are recognized as revenues or expenses in the period in which they occur.

The monetary assets and liabilities of subsidiary companies are translated into Baht using average buying and selling rates determined by the Bank of Thailand at year-end, whereas the income statement is translated using the exchange rates ruling on the transaction dates. Gains or losses from such translation are recognized as revenues or expenses in the period in which they occur.

The assets and liabilities of overseas jointly controlled entities are translated into Baht using average buying and selling rates determined by the Bank of Thailand at year-end, whereas the income statement is translated using average exchange rates during the period. Differences from such translation have been shown under the caption of "Currency Translation Differences" in shareholders' equity.

2.7 Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and at banks, and other short-term highly liquid investments with maturities within 3 months.

2.8 Trade Accounts Receivable

Trade accounts receivable are carried at anticipated realizable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year end. Bad debts are written off during the year in which they are identified.

2.9 Inventories

Inventories are valued at the lower of weighted average cost or net realizable value. Cost is determined by the weighted average method. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

2.10 Materials and Supplies

Materials and supplies are valued on the average cost basis. Allowances have been provided for obsolete and unserviceable items.

2.11 Borrowing Costs

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

2.12 Property, Plant and Equipment

General properties

Property, plant and equipment are presented at cost, after deducting accumulated depreciation and provision for impairment of assets.

Depreciation of general properties is determined on the straight-line method at rates ranging from 5% to 20% per annum.

Oil and Gas Properties

The Company follows the Successful Efforts Method in accounting for its oil and gas exploration and production activities as follows:

Cost of Properties

Cost of properties comprising total acquisition costs of concession right or the portion of costs applicable of properties, drilling, development, equipment and operating costs of support equipment as well as the decommissioning costs. If exploratory wells establish proved reserves, and are included in the plan to develop in the near future, exploratory drilling costs (both tangible and intangible) are initially capitalized otherwise the related costs are charged as expenses.

Exploratory costs, comprising geological and geophysical costs as well as area reservation fees during the exploration stage, are charged to expenses as incurred.

Development costs, irrespective of whether relating to development wells or unsuccessful development wells, are capitalized.

Depreciation, depletion and amortization

Capitalized of acquisition costs of concession right are depleted and amortized on the unit of production method, which is based on estimated proved recoverable reserves. Depreciation, depletion and amortization of exploratory wells, development equipment and operating costs of support equipment as well as the decommissioning costs, except unsuccessful projects are calculated on the unit of production method, which is based on estimated proved recoverable reserves and proved development reserves. Changes in reserve estimates are recognized prospectively.

Proved recoverable reserves and proved development reserves are calculated by the Group's own engineers and information from the joint ventures.

Depreciation of transportation pipeline of Yadana and Yetagun project is calculated on the straight-line method with an estimated useful life of 30 years.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gain and losses on disposal are determined by reference to their currying amount and are taken into account in operating profit.

Expenditure for addition, renewal and betterment which result in a substantial increase in an asset's current replacement value, are capitalized. Repair and maintenance costs are recognized as expenses when incurred.

2.13 Intangible Assets

Expenditures on acquired licenses for computer software are capitalized and amortized using the straight-line method over the lives of contract, maximum of 10 years. The carrying amount is reviewed annually and adjusted for impairment where it is considered necessary.

2.14 Deferred Income Taxes

Deferred income tax is provided in full, using the balance sheet method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from depreciation on property, plant and equipment, amortization of decommissioning costs, tax losses carried forward and, on the difference between the fair values of the net assets acquired and their tax base.

Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred income tax.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2.15 Borrowings

Borrowings are recognised initially at the proceeds received. Transaction costs incurred are recognized as deferred assets and amortized through the income statement over the period of the borrowings.

2.16 Provision for Decommissioning Cost

The Group recorded provision for decommissioning cost whenever it is probable that there is an obligation as a result of the past event and reliable amount of obligation.

The Group recognizes provision for decommissioning costs, which are provided at the onset of production of the project, for the estimate of the eventual costs that relate to the removal of the production facilities. These costs were included as part of the oil and gas properties and were amortized based on proved reserves on a unit of production basis. The estimates of decommissioning costs have been determined based on reviews and estimates by the Group's own engineers and managerial judgment.

2.17 Reserve for Expansion

The Group sets aside a reserve for expansion for the purpose of investing in new exploration-phase projects, which are generally susceptible to high risk, and for the purpose of finding additional petroleum reserves. The reserve for expansion is set aside at the rate of 35% of the net profit on tax basis after tax from exploration and production activities.

2.18 Income Recognition

Sales are recognized upon delivery of products and customer acceptance.

Interest income is recognized on the basis of percentage of period, taking into account the effective yield on the asset.

Revenues other than the above mentioned are recognized on an accrual basis.

2.19 Income Taxes

The Group's expenditures and revenues for tax purposes comprise:

- Current period tax which is calculated in accordance with the Petroleum Income Tax Act B.E. 2514 and Amendment B.E. 2532 and the Revenue Code
- Income tax in the Union of Myanmar
- Deferred income taxes, which are calculated as disclosed in Note 11.

2.20 Earnings per Share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of outside ordinary shares in issue during the year.

For the diluted earnings per share the weighted average number of outside ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share options.

2.21 Provident Fund

The Company established a provident fund under the name of "Employee of PTTEP Registered Provident Fund". The provident fund is funded by payments from employees and by the Company which are held in a separate trustee-administered fund. The Company contributes to the fund at a rate of 15 % of its employees' salaries which are charged to the income statement in the period to which the contributions relate.

2.22 Deferred Income under Take-or-Pay Agreements

The Group has certain obligations in respect of the supply of gas under gas purchase agreements with its customer. Under these agreements customer is required to pay for certain minimum quantities of gas in a given year. Should customer be unable to take the minimum contracted quantities in a given year, certain volumes of gas that the customer has paid for but has not taken in that year can take for free of charge in subsequent years subject to certain conditions in the agreements. The Group recognizes its obligations under Take-or-Pay agreements on an accrual basis based on its best estimate of volumes taken in the year. Received in advance under these agreements are recognized as deferred income. The deferred income, when subsequently taken, is recognized in the income statement.

The Group made prepayment for royalty related to cash received in advance under Take or Payment agreement to government of Myanmar. Prepayment will be amortized when the deferred income is recognized.

3. Change in Accounting Policy

The Group recorded a provision of decommissioning costs for the year 2003. A provision is recognized, and are provided at the onset of production of the project, for the estimate of the eventual costs that relate to the removal of the production facilities. These costs were included as part of the oil and gas properties and were amortized based on proved reserves on a unit of production basis. The estimates of decommissioning costs have been determined based on reviews and estimates by the Group's own engineers and managerial judgment.

The Company restated the financial statements for the year 2002. The effect of this change decreased previous report net income by 0.29%, and decreased previous report shareholders' equity by 1.29%. The effect to the consolidated and the company balance sheet as at December 31, 2002 and to the consolidated and the company statement of income for the year then ended is as follows:

Balance sheet

(Unit : Million Baht)

	As restated	
	As at December 31, 2002	
	Consolidated	The Company
Decrease in investment accounted for under equity method	-	21.74
Increase in property, plant and equipment – net	2,628.20	2,189.24
Increase in deferred income tax-asset	19.97	-
Decrease in deferred income tax-liability	481.64	481.64
Increase in provision for decommissioning costs	3,633.20	3,152.52
Decrease in Retained earnings as at January 1, 2002	468.33	468.33
Decrease in Retained earnings as at December 31, 2002	503.38	503.38

Statements of income

(Unit : Million Baht)

	As restated	
	For the year ended December 31, 2002	
	Consolidated	The Company
Increase in depreciation, depletion and amortization	155.95	137.44
Decrease in share of profit from investment accounted under equity method	-	1.33
Increase in gain on exchange rate	81.40	70.00
Decrease in income taxes	39.50	33.72

4. The Changes of Joint Venture Interest and Investment in Jointly Controlled Entites

On September 12, 2003 PTTEP International Limited (PTTEPI), PTTEP Offshore Investment Company Limited (PTTEPO), which have a 14.1667% participation interest in the Yetagun Project and TPC's Gas Pipeline respectively, and the other joint venture partners exercised their right to purchase the entire shares owned by Premier Petroleum Myanmar Limited (PPML) in the Yetagun Project and the TPC's Gas Pipeline. Consequently, PTTEPI and PTTEPO acquired an additional 5.1511% participation interest, resulting in an increased stake from 14.1667% to 19.3178%. PTTEPI and PTTEPO acquired above participation interest with the excess of the cost of an acquisition over the fair value of net assets in proportion to the interest held by the Company. Such difference amounted to Baht 1,276.72 million (The fair value was Baht 1,854.93 million).

5. Cash and Cash Equivalents

Cash and cash equivalents comprised :

(Unit: Million Baht)

	Consolidated		The Company	
	2003	2002	2003	2002
Cash on hand and at banks	4,818.63	1,364.97	446.03	840.47
Short-term investments	14,243.99	14,940.63	10,237.19	8,069.44
Total	19,062.62	16,305.60	10,683.22	8,909.91

Short-term investments comprised:

(Unit: Million Baht)

	Consolidated		The Company	
	2003	2002	2003	2002
Fixed deposits	3,391.24	4,248.21	767.81	660.31
Treasury bills	10,852.75	10,692.42	9,469.38	7,409.13
Total	14,243.99	14,940.63	10,237.19	8,069.44

The interest rate of saving held at call with banks is 0.25-0.60 % per annum (2002: 0.25-2.15% per annum).

The interest rate of deposits held at call with banks is 0.50-2.50 % per annum (2002: 1.00-3.42% per annum).

6. Trade Receivables

6.1 Trade Receivable-Parent Company

(Unit: Million Baht)

	Consolidated		The Company	
	2003	2002	2003	2002
Trade receivable	3,352.18	2,963.19	2,514.85	1,886.66
Accrued income	313.22	-	313.22	-
Total	3,665.40	2,963.19	2,828.07	1,886.66

6.2 Trade Receivables

(Unit: Million Baht)

	Consolidated		The Company	
	2003	2002	2003	2002
Myanmar Oil and Gas Enterprise	352.27	173.22	-	-
Electricity Generating Authority of Thailand	42.34	49.25	42.34	49.25
Others	-	58.62	-	20.69
Total	394.61	81.09	42.34	69.94

7. Materials and Supplies – Net

(Unit: Million Baht)

	Consolidated		The Company	
	2003	2002	2003	2002
Materials and supplies-at cost	850.00	866.21	719.86	733.39
Less: Provision for obsolescence	(13.12)	(28.70)	(13.12)	(28.70)
Materials and supplies-net	836.88	837.51	706.74	704.69

File No. 82-3827

8. Investments and Loans to Related Parties

8.1 Investments Accounted for under Equity Method

(Unit: Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of interest		Investment				Dividend	
			2003	2002	2003	2002	Cost Method		Equity Method		2003	2002
							2003	2002	2003	2002		
Subsidiary companies												
PTTEPI*	Petroleum	Shareholding / Management team from the Parent Company	20,000	20,000	PTTEP 100 %	PTTEP 100 %	20,000	12,000	21,034.98	19,209.75	-	-
PTB*	Petroleum	Shareholding / Management team from the parent company	-	-	PTTEP 100%	PTTEP 100%	1.51	1.51	0.09	0.09	-	-
PTTEPO*	Commerce	Shareholding / Management team from the parent company	0.17	0.17	PTTEP 75 %	PTTEP 75 %	0.13	0.13	1,757.90	2,196.78	-	-
							Total		22,792.97	21,406.62		
					PTTEPI 25 %	PTTEPI 25 %	0.04	0.04	622.73	767.99	-	-
PTTEP KV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(136.83)	(126.86)	-	-
PTTEP SV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(90.12)	(74.70)	-	-
PTTEP HV*	Petroleum	Shareholding / Management team from the parent company	2.16	2.16	PTTEPO 100%	PTTEPO 100%	2.16	2.16	(1,425.44)	(50.09)	-	-
PTTEP HL*	Petroleum	Shareholding / Management team from the parent company	2.12	2.12	PTTEPO 100%	PTTEPO 100%	2.12	2.12	(842.70)	(26.83)	-	-
PTTEP ME*	Petroleum	Shareholding / Management team from the parent company	2.16	2.16	PTTEPO 100%	PTTEPO 100%	2.16	2.16	(233.26)	(27.73)	-	-
PTTEP AG*	Petroleum	Shareholding / Management team from the parent company	-	-	PTTEPO 100%	-	-	-	1.97	-	-	-
Associated Companies												
TOP*	Power producer	Shareholding	2,810	2,810	PTTEPI 26%	PTTEPI 26%	1,450.06	1,450.06	1,741.34	1,530.06	58.45	54.79
New Links*	Commerce	Shareholding	44.27 Baht	44.27 Baht	PTTEPO 40 %	PTTEPO 40 %	9,898.26	9,898.26	9,735.74	9,880.38	625.05	547.74
							Total		11,477.08	11,410.44		
Jointly controlled Entities												
CPOC*	Petroleum	Shareholding	19.8 Baht	19.8 Baht	PTTEPI 50 %	PTTEPI 50 %	9.90 Baht	9.90 Baht	9.90 Baht	9.90 Baht	-	-
MGTC*	Natural gas pipelines - overseas	Shareholding	0.76	0.76	PTTEPO 25.5 %	PTTEPO 25.5 %	0.19	0.19	1,569.60	2,137.93	1,881.50	314.61
TPC*	Natural gas pipelines - overseas	Shareholding	2.62	2.62	PTTEPO 19.3178%	PTTEPO 14.1667%	0.57	0.37	329.77	(323.00)	-	-
							Total		1,899.37	1,814.93		

*PTTEPI	:	PTTEP International Company Limited	CPOC	:	Carigali – PTTEPI Operating Company Sdn Bhd.
PTTEPO	:	PTTEP Offshore Investment Company Limited	TOP	:	Thai Oil Power Company Limited
PTB	:	PTB Partner Co., Ltd. (PTB is on liquidation process.)	MGTC	:	Moattama Gas Transportation Company
PTTEP KV	:	PTTEP Kim Long Vietnam Company Limited	New Links	:	New Links Energy Resources Limited
PTTEP SV	:	PTTEP Southwest Vietnam Company Limited	TPC	:	Taninthayi Pipeline Company LLC
PTTEP HV	:	PTTEP Hoan-Vu Company Limited			
PTTEP HL	:	PTTEP Hoang-Long Company Limited			
PTTEP ME	:	PTTEP Middle East Company Limited			
PTTEP AG	:	PTTEP Algeria Company Limited			

New Links Energy Resources holds 85.51% shares in PT. Medco Energi Internasional Tbk which engaged in petroleum business in Indonesia.

8.2 Investments in Jointly Controlled Entities

The Company's investments in jointly controlled entities are recorded in the financial statements of the Company by the equity method. The changes of investments in jointly controlled entities as at 31 December comprised

(Unit: Million Baht)

	2003	2002
Opening net book amount	1,814.93	(928.88)
Additional investment	0.21	-
Share of results after tax	1,965.73	1,200.66
Dividend	(1,881.50)	(314.61)
Closing net book amount	1,899.37	1,814.93

The Company presents its share of the assets, liabilities, income and expenses of jointly controlled entities, together with similar items, under similar headings in the proportionate consolidated financial statements.

The jointly controlled entities are listed below.

Company	Type of business and country	Percentage shareholding 2003	Percentage shareholding 2002
Carigali – PTTEPI Operating Company Sdn. Bhd. (CPOC)	Petroleum, Malaysia	50	50
Moattama Gas Transportation Company (MGTC)	Gas pipeline transportation Union of Myanmar	25.50	25.50
Taninthayi Pipeline Co., LLC (TPC)	Gas pipeline transportation Union of Myanmar	19.3178	14.1667

Transactions of jointly controlled entities are included in the Company's financial statements, excepted CPOC which has no business transactions due to the delay of JDA project, as follows: -

(Unit: Million Baht)

	MGTC		TPC	
	2003	2002	2003	2002
Balance Sheets:				
Current assets	456.95	517.01	194.69	151.52
Non-current assets	4,439.22	5,044.22	2,449.74	2,030.51
Current liabilities	(149.03)	(120.12)	(316.41)	(798.34)
Non-current liabilities	(2,99054)	(3,284.71)	(1,681.61)	(1,394.65)
Assets (liabilities) net.	**1,756.60**	**2,156.40**	**646.41**	**(10.96)**
Statements of Income:				
Revenues	2,500.02	2,291.85	966.76	584.90
Expenses	(248.57)	(367.33)	(163.73)	(258.13)
Income before income taxes	2,251.45	1,924.52	803.03	326.77
Interest expenses	-	-	(55.63)	-
Income taxes	(609.52)	(517.67)	(182.06)	(60.81)
Net income (loss)	**1,641.93**	**1,406.85**	**565.34**	**265.96**

8.3 Long-Term Loans to Related Party

The Company has loan to related company amounting to Baht 1,978.98 million which has interest rate 4.625% per annum. The related company shall occasionally repay the loan.

9. Related Party Transactions

Significant transactions with related parties for years ended December 31, 2003 and 2002 are as follows:

(Unit: Million Baht)

	Consolidated		The Company	
	2003	2002	2003	2002
Parent company - PTT Public Company Limited				
Revenue from petroleum sold (at price fixed with reference to world market)	32,999.65	28,847.43	26,522.69	22,884.00
Compensation for waiving the right of carry forward gas	-	87.65	-	87.65
Interest income from deferred income	-	4.63	-	-
Revenue from rental (market price)	17.14	17.07	17.14	17.07
Financial assistance for modification of equipments	-	114.40	-	-
Accrued Expenses: Financial assistance for modification of equipments	-	20.55	-	-
Incentive gas sales	28.40	-	28.40	-
Prepaid incentive gas sales	156.64	-	156.64	-
Subsidiary company				
Interest Income	-	-	80.19	46.30

File No. 82-3827

10. Property, Plant and Equipment-Net

(Unit: Million Baht)

	Consolidated			
	Oil and Gas[1] Properties	Land, Buildings And Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2002	65,234.03	1,245.48	1,055.11	67,534.62
Cumulative effect on the asset decommissioning costs	3,714.60	-	-	3,714.60
Balance after adjustment	68,948.63	1,245.48	1,055.11	71,249.22
Increase during the year	10,972.42	135.39	162.37	11,270.18
Decrease during the year	(2,013.66)	-	(14.96)	(2,028.62)
Currency translation difference	(673.83)	-	-	(673.83)
Balance as at December 31, 2003	77,233.56	1,380.87	1,202.52	79,816.95
Accumulated depreciation				
Balance as at December 31, 2002	(19,169.97)	(367.51)	(787.62)	(20,325.10)
Cumulative effect on the asset decommissioning costs	(1,086.40)	-	-	(1,086.40)
Balance after adjustment	(20,256.37)	(367.51)	(787.62)	(21,411.50)
Decrease during the year	(119.59)	(0.23)	15.23	(104.59)
Depreciation for the year	(5,207.16)	(60.03)	(90.97)	(5,358.16)
Currency translation difference	26.93	-	-	26.93
Balance as at December 31, 2003	(25,556.19)	(427.77)	(863.36)	(26,847.32)
Net book value as at December 31, 2002	48,692.26	877.97	267.49	49,837.72
Net book value as at December 31, 2003	51,677.37	953.10	339.16	52,969.63

Depreciation included in income statement for the year ended 2002 Baht 4,709.83 Million

Depreciation included in income statement for the year ended 2003 Baht 5,358.16 Million

(Unit: Million Baht)

	The Company			
	Oil and Gas[1] Properties	Land, Buildings And Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2002	47,417.33	753.73	971.55	49,142.61
Cumulative effect on the asset decommissioning costs	3,222.52	-	-	3,222.52
Balance after adjustment	50,639.85	753.73	971.55	52,365.13
Increase during the year	4,848.12	15.19	149.08	5,012.39
Decrease during the year	(43.22)	-	(18.82)	(62.04)
Balance as at December 31, 2003	55,444.75	768.92	1,101.81	57,315.48
Accumulated depreciation				
Balance as at December 31, 2002	(16,991.83)	(321.16)	(723.63)	(18,036.62)
Cumulative effect on the asset decommissioning costs	(1,033.28)	-	-	(1,033.28)
Balance after adjustment	(18,025.11)	(321.16)	(723.63)	(19,069.90)
Decrease during the year	18.51	-	17.41	35.92
Depreciation for the period	(4,654.90)	(47.46)	(81.72)	(4,784.08)
Balance as at December 31, 2003	(22,661.50)	(368.62)	(787.94)	(23,818.06)
Net book value as at December 31, 2002	32,614.74	432.57	247.92	33,295.23
Net book value as at December 31, 2003	32,783.25	400.30	313.87	33,497.42

Depreciation included in income statement for the year ended 2002	Baht 4,186.58	million
Depreciation included in income statement for the year ended 2003	Baht 4,784.08	million

[1] Oil and Gas Properties as at December 31, 2003 included net decommissioning costs to the consolidated and the Company statement amounting to Baht 3,016.67 million and 2,552.20 million, respectively.

11. Income Taxes

11.1 Income Taxes

Income taxes for the years ended December 31, 2003 and 2002 are as follows:

(Unit: Million Baht)

	Consolidated		The Company	
	2003	2002	2003	2002
Petroleum income tax				
Current tax expenses	5,495.11	3,544.36	5,459.94	3,544.36
Deferred tax expenses	640.74	1,077.10	643.68	1,096.77
Total	6,135.85	4,621.46	6,103.62	4,641.13
Income tax under Revenue Code				
Current tax expenses	162.48	8.31	38.05	8.31
Deferred tax expenses	584.45	20.89	-	-
Total	746.93	29.20	38.05	8.31
Income tax in the Union of Myanmar				
Current tax expenses	848.78	555.80	-	-
Deferred tax expenses	230.38	189.52	-	-
Total	1,079.16	745.32	-	-
Total income taxes	7,961.94	5,395.98	6,141.67	4,649.44

	Tax Rate
Petroleum income tax on petroleum business in Thailand	
Pursuant to Petroleum Income Tax Act B.E. 2514	50%
Income tax under Revenue Code	30%
Net income in portion of amount not exceeding Baht 300 million for the period of 5 years from 2002 to 2006	25%
Income tax in the Union of Myanmar	30%

File No. 82-3827

11.2 Deferred Income Taxes

Deferred income taxes for the years ended December 31, 2003 and 2002 are as follows:

(Unit: Million Baht)

	Consolidated	The Company
Deferred tax assets		
Petroleum income tax		
Balance as at December 31, 2002	24.83	-
Provided by (used in) Income statement	2.94	-
Balance as at December 31, 2003	27.77	-
Income tax under Revenue Code		
Balance as at December 31, 2002	591.34	-
Provided by (used in) Income statement	(584.45)	-
Balance as at December 31, 2003	6.89	-
Total deferred tax assets as at December 31, 2002	616.17	-
Total deferred tax assets as at December 31, 2003	34.66	-
Deferred tax liabilities		
Petroleum income tax		
Balance as at December 31, 2002	7,450.93	7,450.93
Provided by (used in) Income statement	643.68	643.68
Balance as at December 31, 2003	8,094.61	8,094.61
Income tax in the Union of Myanmar		
Balance as at December 31, 2002	876.20	-
Provided by (used in) Income statement	202.65	-
Balance as at December 31, 2003	1,078.85	-
Total deferred tax liabilities as at December 31, 2002	8,327.13	7,450.93
Total deferred tax liabilities as at December 31, 2003	9,173.46	8,094.61

11.2 Deferred Income Taxes (continued)

Deferred income taxes liabilities

(Unit: Million Baht)

	Consolidated		
	Gain from revaluation of decommission costs	Depreciation	Total
Balance as at December 31, 2002	35.00	8,894.90	8,929.90
Transfer to Income statement	146.04	689.84	835.88
Balance as at December 31, 2003	181.04	9,584.74	9,765.78

Deferred income taxes assets

(Unit: Million Baht)

	Consolidated		
	Amortization of decommission costs	Tax loss carried forward	Total
Balance as at December 31, 2002	536.62	682.32	1,218.94
Transfer to Income statement	90.36	(682.32)	(591.9
Balance as at December 31, 2003	626.98	-	626.98

Net deferred income taxes as at December 31, 2002	7,710.96
Net deferred income taxes as at December 31, 2003	9,138.80

Deferred income tax assets and liabilities are offset when it related to the same legal tax authority.

The consolidated and the company balance sheet comprised

(Unit : Million Baht)

	Consolidated		The Company	
	2003	2002	2003	2002
Deferred tax assets				
Petroleum income tax	27.77	24.83	-	-
Income tax under Revenue Code	6.89	591.34	-	-
Total	34.66	616.17	-	-
Deferred tax liabilities				
Petroleum income tax	8,094.61	7,450.93	8,094.61	7,450.93
Income tax in the Union of Myanmar	1,078.85	876.20	-	-
Total	9,173.46	8,327.13	8,094.61	7,450.93
	9,138.80	7,710.96	8,094.61	7,450.93

12. Prepaid Expenses

Prepaid expenses incurred from PTTEPI made prepayment for royalty of Yadana and Yetagun project to the government of the Union of Myanmar. These expenses will be amortized when the deferred income discussed in Note 16 is recognized. Prepaid expenses comprised:

(Unit: Million Baht)

	Consolidated	
	2003	2002
Petroleum royalty to the government of the Union of Myanmar	478.89	484.36

13. Other Non-current Assets

Other non-current assets comprised:

(Unit : Million Baht)

	Consolidated		The Company	
	2003	2002	2003	2002
Costs carried for PetroVietnam in projects:				
- Block 9-2	-	543.09	-	-
- Block 16-1	-	183.30	-	-
- Block B and 48/95	41.86	45.61	-	-
- Block 52/97	39.99	43.58	-	-
Other deposits	6.62	3.22	6.58	3.18
Other non-current assets	3.14	1.46	0.99	1.45
Total	91.61	820.26	7.57	4.63

14. Current Portion of Long - Term Loans

Current portion of long - term loans comprised:

	Consolidated and the Company			
	2003		2002	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Long-term loans	-	-	50.00	2,165.20

A USD 50 million, carries interest at LIBOR plus 0.75% per annum but not exceeding 9.5% per annum, with interest calculated every six months and accumulated. Principal and accumulated interest are to be repaid either the second time that a working interest in one of the Company's concession is sold or within 5 years, whichever occurs first, but in not less than 3 years. During 2003, the Company already paid all principal and accumulated interest.

File No. 82-3827

15. Bonds

	Consolidated			
	2003		2002	
	Million (USD)	Million	Million (USD)	Million
Unsecured and unsubordinated	393.28	15,624.93	393.28	17,026.28
Unsecured and unsubordinated	-	2,500.00	-	-
Total	393.28	18,124.93	393.28	17,026.28

	The Company			
	2003		2002	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	193.28	7,680.42	193.28	8,369.66
Unsecured and unsubordinated	-	2,500.00	-	-
Total	193.28	10,180.42	193.28	8,369.66

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a redemption period of 10 years, to be redeemed on September 19, 2007. On the date of the bond issuance, the Company entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year.

The Company issued 2,500,000 unsecured unsubordinated bonds with a face value of Baht 1,000 each, totaling Baht 2,500 million. The bonds bear interest at a rate of 4.625% per annum, payable every six months on March 27 and September 27 of each year, and have a maturity period of 15 years, to be redeemed on March 27, 2018.

PTTEPI issued 200,000 unsubordinated bonds with a face value of USD 1,000 each, totaling USD 200 million, guaranteed by the Company. The bonds bear interest at a rate of 7.625% per annum, payable every six months on April 1 and October 1 of each year, and have a maturity period of 10 years, to be redeemed on October 1, 2006.

16. Deferred Income

Deferred income arises from PTTEPI received advance payments from PTT Public Company Limited (PTT), its parent company, for natural gas and MGTC and TPC received advance payments from Myanmar Oil and Gas Enterprise for pipeline transportation that PTT was not yet able to take receipt of in 1998 - 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Project. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in future years. Deferred income as at December 31, 2003 and 2002 comprised:

(Unit: Million Baht)

	Consolidated	
	2003	2002
Deferred income for the year 1998	-	64.24
Deferred income for the year 1999	2,074.79	2,407.63
Deferred income for the year 2000	3,487.96	3,410.29
Deferred income for the year 2001	763.49	574.29
Total	6,326.24	6,456.45

17. Provision for Decommissioning Costs

The Group recognized provision for decommissioning cost as at December 31, 2003 and 2002 comprised:

(Unit: Million Baht)

	Consolidated		The Company	
	2003	2002	2003	2002
Balance at beginning of the year	3,633.20	3,420.13	3,152.52	2,941.05
Current translation different	(300.76)	(81.40)	(259.61)	(70.00)
Addition provision	577.88	294.47	529.69	281.47
Balance at the end of year	3,910.32	3,633.20	3,422.60	3,152.52

18. Share Capital

The Company's registered capital consists of 664.40 million ordinary shares at Baht 5 each, or a total of Baht 3,322 million. On November 12, 2003, the Company changed its registered paid-up capital to be 652.40 million ordinary shares at Baht 5 each, or a total of Baht 3,262 million, increasing 0.40 million shares, or a total of Baht 1.99 million from the exercise of warrants to purchase ordinary shares by employees. The difference of 12.0 million shares reserve for;

- The exercise of warrants to purchase ordinary shares by employees for 2.4 million shares. One warrant provides the right to purchase two ordinary shares. The warrants are exercisable in 2001, 2002 and 2003, with employees limited to the exercise of 20%, 30% and 50% of the allocated warrants, respectively. The warrants are exercisable on the last working day of every three months starting from the first exercise date. From the first exercise date on September 14, 2001 to the last exercise date on September 14, 2003, no employees exercised the warrants to purchase ordinary shares. Therefore, there is no outstanding balances of warrants.

- The exercise of warrants to purchase ordinary shares by employees (Employee Stock Ownership Plan or ESOP) for 5 year, total 10 million ordinary shares. As at December 31, 2003, the employees exercised the warrants to purchase 0.40 million shares. Therefore, there are remaining outstanding balances of shares reserve 9.60 million shares for;

  - On August 1, 2002, the Company provides warrants to purchase ordinary shares 2 million units (one warrant provided the right to purchase one ordinary share) to the directors, managements and employees with exercised price of 111 Baht per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2003. As of December 31, 2003, the total of 500 people exercised the warrants to purchase 398,000 shares. Therefore, there are remaining outstanding balances of warrants 1,602,000 units and shares reserved 1,602,000 shares.

  - On August 1, 2003, the Company provides warrants to purchase ordinary shares 2 million units (one warrant provided the right to purchase one ordinary shares) to the directors, managements and employees with exercised price of 117 Baht per share. The warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2004.

19. Gain on Foreign Exchange

(Unit: Million Baht)

	Consolidated		The Company	
	2003	2002	2003	2002
Realized gain(loss) on foreign exchange	(635.28)	131.32	85.13	(86.68)
Unrealized gain on foreign exchange	1,505.02	487.31	928.46	323.97
Total	869.74	618.63	1,013.59	237.29

20. Other Revenues

(Unit: Million Baht)

	Consolidated		The Company	
	2003	2002	2003	2002
Rental income	21.85	22.17	21.85	22.17
Income from transferring of joint venture interest	-	11.45	-	-
Others	42.93	23.98	7.61	5.36
Total	64.78	57.60	29.46	27.53

21. Earnings per Share

	Consolidated		The Company	
	2003	2002	2003	2002
Net profit attributable to shareholders (Baht)	12,028,232,031	12,053,906,104	12,028,232,031	12,053,906,104
Weighted average number of outside ordinary shares in issue (no. of share)	652,150,484	652,000,000	652,150,484	652,000,000
Basic earnings per share (Baht)	18.44	18.49	18.44	18.49

A calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average annual share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchase" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution; for the share options calculation, no adjustment is made to net profit.

	Consolidated		The Company	
	2003	2002	2003	2002
Net profit attributable to shareholders	12,028,232,031	12,053,906,104	12,028,232,031	12,053,906,104
Net profit used to determine diluted earnings per share	12,028,232,031	12,053,906,104	12,028,232,031	12,053,906,104
Weighted average number of outside ordinary share in issue (no. of share)	652,150,484	652,000,000	652,150,484	652,000,000
Adjustments for share options	360,084	45,503	360,084	45,503
Weighted average number of outside ordinary shares for diluted earnings per share	652,510,568	652,045,503	652,510,568	652,045,503
Diluted earnings per share	18.43	18.49	18.43	18.49

22. Segment Information

Primary reporting-business segments

(Unit: Million Baht)

Consolidation for the year ended December 31, 2003

	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia countries	Middle East	Southeast Asia		Elimination	Group
Revenues - Third parties	419.54	618.23		1,089.15			2,126.92
- Related parties	26,773.82	6,225.93		2,373.95		(2,373.95)	32,999.75
Share of associates		480.41			269.72		750.13
Total revenues	**27,193.36**	**7,324.57**	**-**	**3,463.10**	**269.72**	**(2,373.95)**	**35,876.80**
Production expenses	1,841.58	2,775.94		148.91		(2,377.03)	2,389.40
Administrative expenses – project	611.13	214.53	34.32	37.84			897.82
Exploration cost							
- Dry hole	8.97	2,023.03					2,031.99
- Geological and geophysical	46.56	60.04	173.17				279.77
Depreciation, depletion and amortisation	4,744.19	294.90	1.25	228.57			5,268.91
Royalties	3,380.34	640.73					4,021.07
Total expenses	**10,632.77**	**6,009.16**	**208.74**	**415.32**	**-**	**(2,377.03)**	**14,888.96**
Segment result	**16,560.59**	**1,315.41**	**(208.74)**	**3,047.78**	**269.72**	**3.08**	**20,987.84**
Depreciation - general							(181.15)
Selling and administrative expenses– general							(416.00)
Operating profit							**20,390.69**
Other income, net							64.78
Financial cost - Interest income							202.39
- Interest expenses							(1,411.00)
Other expenses, net							(761.71)
Significant unrealized expenses							1,505.02
Profit before tax							**19,990.17**
Tax							(7,961.94)
Net Profit							**12,028.23**
Segment assets	38,792.25	11,832.24	88.86	6,979.00	261.27		57,953.62
Investments under equity method		9,735.74			1,741.33		11,477.07
Unallocated assets							23,145.22
Consolidated total assets							**92,575.91**
Segment liabilities	5,652.94	6,947.45	23.39	964.89			13,588.67
Unallocated liabilities							33,313.11
Consolidated total liabilities							**46,901.78**
Capital expenditure	4,894.54	5,125.71	32.79	980.00	267.46		11,300.50

22. Segment Information (Cont'd)

Primary reporting-business segments

(Unit: Million Baht)

	Consolidation for the year ended December 31, 2002						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia countries	Middle East	Southeast Asia		Elimination	Group
Revenues - Third parties	390.25	349.36		645.39			1,385.00
- Related parties	23,076.27	5,771.15		2,220.09		(2,220.09)	28,847.42
Share of associates		529.86			126.32		656.18
Total revenues	**23,466.52**	**6,650.37**	-	**2,865.48**	**126.32**	**(2,220.09)**	**30,888.60**
Production expenses	1,975.13	2,771.14	-	245.36		(2,217.33)	2,774.30
Administrative expenses – project	678.01	166.53	13.97	42.10			900.61
Exploration cost							
- Dry hole	37.58						37.58
- Geological and geophysical	63.96	34.08	14.41				112.45
Depreciation, depletion and amortisation	4,180.68	234.99		220.93			4,636.60
Royalties	2,918.89	504.76					3,423.65
Total expenses	**9,854.25**	**3,711.50**	**28.38**	**508.39**	-	**(2,217.33)**	**11,885.19**
Segment result	**13,612.27**	**2,938.87**	**(28.38)**	**2,357.09**	**126.32**	**(2.76)**	**19,003.41**
Depreciation - general							(149.26)
Selling and administrative expenses - general							(369.82)
Operating profit							**18,484.33**
Other income, net							57.60
Financial cost - Interest income							209.02
- Interest expenses							(1,414.86)
Other expenses, net							(373.51)
Significant unrealized expenses							487.31
Profit before tax							**17,449.89**
Tax							(5,395.98)
Net Profit							**12,053.91**
Segment assets	37,966.41	9,878.32	52.14	7,070.10	142.02		52,566.56
Investments under equity method		9,880.38			1,530.06		11,410.44
Unallocated assets							17,873.88
Consolidated total assets							**84,393.31**
Segment liabilities	5,901.00	6,950.78	28.77	912.74			13,793.29
Unallocated liabilities							32,144.40
Consolidated total liabilities							**45,937.69**
Capital expenditure	6,831.91	887.48	31.47	7.68	384.23		8,142.77

Business segmentation

The Group is organized into the following business segments:

- Exploration and production segment, the Group operates in oil and gas exploration and production activities both in domestic and overseas, either as an operator or as a joint venture partners with international oil and gas companies. In addition, the Group also has an investment through its indirect shareholding of exploration and production company in Indonesia. Most of domestic projects locate in the Gulf of Thailand. Overseas projects locate in southeast Asia and Middle East. As of balance sheet date, the Group had 8 projects under production and 15 projects in exploration phases.
- Overseas pipeline segment, the Group has an investment with its joint venture partners to operate pipeline to transport natural gas from the exploration and production projects where the Group had working interest e.g. Yadana and Yetagun projects

Other segment, other operations of the Group mainly comprise investment in a project strategically connected to energy business i.e. investment in domestic power generation. Neither of which constitute a separately reportable segment.

Secondary reporting — geographical segments

Although the Group's 2 business segments are managed on a worldwide basis, they operate in 3 main geographical areas:

(Unit: Million Baht)

	Consolidation for the year ended December 31, 2003			
	Thailand	Other Southeast Asia Countries	Middle East	Group
Revenues - Third parties	419.54	1,707.38	-	2,126.92
- Related parties	26,773.82	6,225.93	-	32,999.75
Segment assets	39,053.52	18,811.24	88.86	57,953.62
Investments under equity method	1,741.33	9,735.74	-	11,477.07
Capital expenditure	5,162.00	6,105.71	32.79	11,300.50
Consolidated total assets	63,940.07	28,546.98	88.86	92,575.91

(Unit: Million Baht)

	Consolidation for the year ended December 31, 2002			
	Thailand	Other Southeast Asia Countries	Middle East	Group
Revenues - Third parties	390.25	994.75	-	1,385.00
- Related parties	23,076.27	5,771.15	-	28,847.42
Segment assets	38,108.43	16,948.42	52.14	55,108.99
Investments under equity method	1,530.06	9,880.38		11,410.44
Capital expenditure	7,216.14	895.16	31.47	8,142.77
Consolidated total assets	57,512.37	26,828.80	52.14	84,393.31

23. Disclosure of Financial Instruments

Foreign Currency Risk

The Company and its subsidiaries have loans and bonds in foreign currency incurred from raising funds in foreign financial markets. They have a policy to manage the foreign currency risk consequently arising from changes in currency exchange rates by utilizing financial instruments such as currency swap agreements and forward exchange contracts, as discussed in Note 15.

Interest Rate Risk

The Company and its subsidiaries are aware of the interest rate risk pertaining to financial assets and liabilities which arises from the movements in market interest rates and will affect the operating results of the Company and its subsidiaries both in the current and future periods. Therefore, in order to hedge this interest rate risk, the Company and its subsidiaries have a policy of good management of assets and liabilities by which the structure and features of transactions in assets, liabilities and shareholders' equity are aligned with each other, and interest rate swap agreements are utilized, as discussed in Note 15.

Fair Value of Financial Instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows:

(Unit: Million Baht)

	As of December 31, 2003	
	Carrying amount	Fair value
Unsecured and unsubordinated Yen 23 billion	8,580.82	9,108.98
Cross currency interest and principal swaps	7,680.42	7,356.97
Unsecured and unsubordinated USD 200 million	7,947.56	8,728.05
Unsecured and unsubordinated Baht 2,500 million	2,500.00	2,151.04

24. Dividend

On April 24, 2003, the annual general meeting of the shareholders approved payment of a dividend of Baht 6.75 per share for a total of 652 million shares at Baht 4,401 million for the year 2002.

The Company has estimated the dividend to its shareholders for the year 2003 at Baht 4,404 million, representing a dividend of Baht 6.75 per share for a total of 652.4 million shares. This dividend will be paid upon approval by the annual general meeting of the shareholders.

25. Contingent Liability

As at December 31, 2002, the Company had contingent liabilities which are letters of guarantee amounting to Baht 23.30 million in the financial statements of the Company and Baht 63.96 million in the consolidated financial statements.

On January 23, 2004, Arthit's joint venture partners signed the Gas Sales Agreement with PTT. Following the gas sales condition, all partners has commitment to pay to PTT in 2006. The Company's portion to the commitment is approximately USD 32 million.

26. Significant Events During the Period

On July 17, 2003, PTTEPI signed a Concession Agreement with the Department of Mineral Fuels, Ministry of Energy in Block G9/43, which is part of Thai-Cambodian Overlapping Claims Area in the Gulf of Thailand. PTTEPI will be able to start operations after the resolution between the two countries is concluded. PTTEPI also signed two additional Concession Agreements to participate in offshore Block L22/43 which has percentage of interest 35% and operates by Thai Shell Exploration and Production Company Limited, and onshore Block G4/43 which has percentage of interest 15% and operates by Chevron (Offshore) Thailand Limited.

On October 8, 2003, PTTEP Algeria Company Limited (PTTEP AG) signed the assignment agreement with PetroVietnam Investment and Development Company (PIDC) for a joint venture in onshore petroleum exploration block 433a & 416b in Algeria with interest 35%. Algeria's government is on process to grant the right to join for PTTEP AG.

27. Events after Balance Sheet Date

On January 19, 2004, the Company incorporated PTTEP (Thailand) Limited, a subsidiary company which is 49% owned by PTTEP Middle East Company Limited and 51% owned by PTTEP International Limited. PTTEP (Thailand) Limited was registered with 10,000,000 shares at 10 Baht each.

On January 22, 2004, PTT Exploration and Production Public Company Limited (PTTEP) granted the onshore petroleum concession block L53/43 (an area of 3,968 square kilometers), and block L54/43 (an area of 3,987 square kilometers) from the Department of Mineral Fuels. Both blocks, in which PTTEP is the Operator of both blocks with 100 percent participation interest.

On November 24, 2003, the Company, as the operator of Arthit project, signed Heads of Agreement with PTT. Consequently, on January 23, 2004, the Company and the joint venture partners already signed Gas Sales Agreement.

On January 28, 2004, the Company incorporated PTTEP Services Limited, a subsidiary company which is 75% owned by PTTEP (Thailand) Limited and 25% owned by PTTEP. PTTEP Services Limited was registered with 100,000 shares at 10 Baht each.

On January 29, 2004, the Company and PTTEP Offshore Investment Company Limited (PTTEPO) acquired all of Thai Shell Exploration and Production Company Limited's shares at the portion of 49% and 51% respectively, with the acquisition cost of approximately USD 205 million, according to the signed Share Purchase Agreement with Shell Petroleum NV on December 30, 2003. Thai Shell Exploration and Production Company Limited is the Operator and has 75% interests in S1 project, and wholly owned in Block B6/27.

The Board of Director authorised to issue the financial statements on February 24, 2004.

ทะเบียนเลขที่ บมจ. 53

File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/L.088 /2004

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

February 24, 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Proposed Dividend for Year 2003

PTTEP wishes to announce that the Board of Directors of the Company, at meeting no. 2/2547/219 on February 24, 2004, passed a resolution to propose to the 2004 Annual General Shareholders' Meeting, the dividend payment of Baht 6.75 per share on May 7, 2004.

Yours sincerely,

Maroot Mrigadat
President

ทะเบียนเลขที่ บมจ. 53

File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/L.๐๘๙/2004

Finance Dept.

Tel. 0-2537-4512, 0-2537-4611

February ๒๔, 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Date for the Year 2004 General Shareholders' Meeting

The Board of Directors of PTT Exploration and Production Public Company Limited at a Meeting No.2/2547/219 held on February 24, 2004 passed a resolution to call for the year 2004 General Shareholders' Meeting as follows:

Item	Date	Time
1. Closing date of the Company share register for the right to attend the General Shareholders' Meeting and to receive dividend payment	8 April 2004	12.00 hrs. until the end of the meeting
2. General Shareholders' Meeting	28 April 2004 (at the Auditorium, 2nd Floor, PTT Public Company Limited Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok)	15.30 hrs.

The agenda of the 2004 General Shareholders' Meeting will be announced in March 2004.

Yours sincerely,

Maroot Mrigadat
President

File No. 82-3827

PTTEP reports audited annual financial statements as follows.
PTT Exploration and Production Company Limited

	Audited (In thousands)	
Ending December 31,	For year	
Year	2003	2002
Net profit (loss)	12,028,232	12,053,906
EPS (baht)	18.44	18.49

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature

(Maroot Mrigadat)

Position President

Authorized to sign on behalf of the company

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ L.091 /2004

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

February 24, 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Financial Statements, Management's Discussion and Analysis on Operating Results for 2003, and Petroleum Reserves Report

Attachment:
1. 2003 Audited Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of December 31, 2003 and 2002, including English translations
2. Management's Discussion and Analysis on Operating Results for 2003
3. Supplemental information on petroleum exploration and production activities prepared under U.S. Financial Accounting Standard No.69 (FAS69 Report) – unaudited.

PTT Exploration and Production Public Company Limited (PTTEP) would like to submit its 2003 financial statements, consolidated financial statements, Management's Discussion and Analysis for 2003 as per attachments 1 and 2, and the unaudited supplemental information on petroleum exploration and production activities prepared under U.S. Financial Accounting Standard No.69 (FAS69 Report) as of December 31, 2003 as per attachment 3. These attached financial statements have already been audited by the Office of the Auditor General of Thailand, and approved by the Audit Committee and the PTTEP Board of Directors on the basis that information is accurately represented and sufficient for investors.

For 2003, the Company and its subsidiaries' total revenues were Baht 37,014 million, increasing Baht 5,240 million or 16% when compared with Baht 31,774 million in 2002. Total expenses were Baht 15,613 million, increasing Baht 2,704 million or 21% when compared with Baht 12,909 million of last year.

The Company and its subsidiaries recorded a net income of Baht 12,028 million or earnings per share of Baht 18.44 compared with net income of Baht 12,054 million or earnings per share of Baht 18.49 in 2002.

-2- / Total Company.....

The Company and its subsidiaries' total consolidated assets, as of December 31, 2003 were Baht 92,576 million, total liabilities were Baht 46,902 million, and total shareholders' equities were Baht 45,674 million.

The Company and its subsidiaries would like to disclose the Reserves Report as of December 31, 2003, prepared under the requirements of FAS 69, which reports the total proved reserves in terms of oil equivalent to 882 million barrels (MMBOE) (excluding 75% of S1 project reserves), which comprises 112 million barrels of crude oil and condensate, and 5,137 billion cubic feet of gas. The probable and possible reserves, which have been estimated with a lower degree of certainty when compared with the proved reserves, were approximately 1,273 MMBOE. If including PTTEP's investment in Medco, proved reserves were approximately 937 MMBOE, and probable and possible reserves were approximately 1,376 MMBOE.

Yours sincerely,

Maroot Mrigadat
President

2. MANAGEMENT'S DISCUSSION AND ANALYSIS ON OPERATING RESULTS FOR 2003

2.1 PTTEP Performance

In 2003, PTTEP was successful in implementing its strategic plans, notable aspects of which are summarized here:

2.1.1 Several significant investment expansions, both domestic and overseas, were implemented in line with corporate strategy. The key investment events in 2003 are detailed below:

- PTTEP was awarded concession blocks from the 18th Petroleum Concession Bidding Round; namely, PTTEP is now the exclusive concessionaire and operator for concession block G9/43 and a joint venture partner in concession blocks G4/43 and L22/43.
- PTTEP increased its participation interest from 14.1667% to 19.3178% in the Yetagun Project.
- PTTEP became a joint venture partner, with a 35% participation interest, in partnership with Petrovietnam Investment & Development Company (PIDC) in onshore petroleum blocks 433a & 416b, with high potential petroleum reserves, in the south east of Algeria.
- PTTEP was awarded the concessionaire and the operatorship for the whole of offshore concession blocks M7&M9 in Myanmar.
- PTTEP and joint venture partners (the sellers) signed a Heads of Agreement (HOA) with PTT Public Company (PTT) (the buyer) in November 2003 for Arthit Project. Furthermore, the Gas Sales Agreement (GSA) was signed in January 2004. These events clearly confirm the gas market for Arthit Project development as well as securing long term gas reserves supply for the Nation's future.
- PTTEP and its subsidiary executed a share purchase agreement to buy all issued shares of capital for Thai Shell Exploration and Production, Co., Ltd. or Thai Shell. Thai Shell holds a 75% stake in the onshore S1 concession (currently producing crude oil at approximately 19,000 barrels per day, 50 million cubic feet per day of natural gas, and 300 tons per day of liquefied petroleum gas (LPG)), and a 100% stake in offshore concession B6/27 (currently production is temporarily suspended), as well as the operatorship rights for these two blocks. The acquisition cost was approximately USD 205 million, and PTTEP expected to complete this transaction in January 2004, using its working capital to fund the acquisition. Moreover, the agreement signing included the transfer of concession rights for onshore petroleum block L22/43 from Thai Shell Co., Ltd.. By purchasing Thai Shell, PTTEP not only extends its capability as an operator of the largest onshore oil field of Thailand, but also immediately locks in sales revenue from this field. PTTEP's oil production and oil reserves will also increase impressively. In addition, the skilled and experienced staff from Thai Shell will strengthen PTTEP capability to compete in the petroleum exploration and production business. From this acquisition, PTTEP has forecasted a boost in its

sales volume to 129,000 barrel per day in 2004 versus 107,000 barrel per day in 2003.

2.1.2 On 3 October 2003, the PTTEP Board of Directors at the meeting no. 10/2546/214 appointed Mr. Maroot Mrigadat, Senior Vice President of Business Development Division, as the Company's new President, succeeding Dr. Chitrapongse Kwangsukstith, who will become Senior Executive Vice President, Gas Business Group at PTT Public Company Limited, effective October 6, 2003. PTTEP policy and direction, however, are expected to remain the same.

2.1.3 PTTEP had a sales volume target in 2003 of 107,796 BPD (excluding petroleum sales from Medco). The actual sales volume turned out to be 107,299 BPD, a 5% increase from the previous year but slightly lower than its target. The reason for higher sales volume this year versus last year resulted from sales volume increases in the Pailin and Yetagun projects, and the reasons for being lower than targeted was because of the reduction in the Production Sharing Contract (PSC) in the Yadana project and the lower sales volume of Bongkot project, owing to quality concerns in the first half of the year. However, a recovery soon followed in the second half of the year after a successful collaborative resolution with PTT.

2.1.4 The 2003 performance yielded a Return on Capital Employed (ROCE) of 21.53% which was higher than the target of 19-20%. Regarding the long term Debt-to-Equity ratio, the PTTEP ratio was at 0.5 time, lower than the targeted limit of 1.0 time.

2.1.5 For projects in which PTTEP is the Operator, the Company aims to become an Operator, proud of its Operational Excellence, along with a keen awareness of Health, Safety and Environment (HSE) issues. Of note, PTTEP was awarded International Environment Management System certification or ISO 14001 for its operational areas, which are the PTTEP1 Project, PTTEP Office Building, the Bongkot field and the Songkhla Logistics Base.

Concurrently, Organization and Human Resource Development initiatives have also progressed; PTTEP has focused on adopting international best practices and world class-competitiveness in order to support its future growth. In this matter, we have applied Good Corporate Governance and developed an Internal Control System, including Risk Management, to ensure for implementation of our plan. The company had also incorporated Learning Organization and Knowledge Management approaches to guarantee continued organizational development.

2.2 Results of operations

On March 27, 2003, PTTEP issued and sold 2,500,000 units of unsecured and unsubordinated debentures of Baht 1,000 each, totaling Baht 2,500 million. The debentures carry an interest rate of 4.625% per annum, which are payable every six months on March 27 and September 27 of each year. The debentures have a tenor of 15 years, and will be redeemed on March 27, 2018. DBS Thai Danu

-3-/Bank Public...

Bank Public Company Limited is the registrar of the debentures. The debentures issuance provides a long term financing for PTTEP at a low cost.

On April 24, 2003, PTTEP 2003 General Shareholders' Meeting approved the issuance and the offering of 2 million units of warrants to purchase the Company's common shares for management and employees of the Company for the year 2003 (Exercise Ratio : 1 unit of warrant per 1 unit of common share) at the exercise price of Baht 117.

On May 9, 2003, PTTEP paid dividends to its shareholders at Baht 6.75 per share, in compliance with the resolution of the 2003 PTTEP General Shareholders' Meeting on April 24, 2003.

On November 10, 2003, PTTEP repaid the USD 50 million loan, with the interest of USD 13.60 million, to Union Oil Company of California and Moeco Thailand Co., Ltd. The loan, which carried an interest rate of Libor + 0.75% per annum, was executed in1998.

In the first quarter of 2003, PTTEP and subsidiaries commenced recording a provision for decommissioning costs. A provision is recognized, and is provided at the onset of production of the project, for the best estimate of the eventual costs that relate to the removal of the production facilities. These costs were included as part of the asset decommissioning costs and were amortized based on proved reserves on a unit of production basis. The estimates of decommissioning costs have been determined based on reviews and estimates by the Group's own engineers and managerial judgment. The effect of this change is reflected in the prior year's beginning balance of retained earnings and restatement of the previous year's financial statements. PTTEP and subsidiaries recorded this adjustment by decreasing the year 2002's beginning balance of retained earnings by Baht 468 million and decreasing the year 2002's net profit by Baht 35 million. Total adjustment decreased the year 2003's beginning balance of retained earnings by Baht 503 million.

PTTEP and subsidiaries recognized a provision for liabilities as of December 31, 2003 for decommissioning costs expected to be incurred in the future amounting to Baht 3,910 million.

2.2.1 Fourth Quarter 2003 Compared With Fourth Quarter 2002

As for the results of operation in the fourth quarter of 2003, PTTEP and its subsidiaries' net profit was Baht 1,993 million, or Baht 3.05 per share, decreasing of Baht 1,099 million or 36%, when compared with the same period last year's net profit of Baht 3,092 million, or Baht 4.74 per share.

For the fourth quarter of 2003, the total revenues for PTTEP and subsidiaries amounted to Baht 9,389 million, increasing Baht 1,279 million or 16% when compared with Baht 8,110 million for the same period last year. This increase was mainly due to an increase in sales of Baht 1,229 million or 16%, resulting from the increase in sales volume in this quarter to 110,599 barrels of oil equivalent per day (BOED) when compared with the same period last year at

98,751 BOED. In addition, the average petroleum price increased to USD 21.08 per barrels of oil equivalent (BOE) when compared with USD 19.66 per BOE for the same period last year. The increased sales volumes derived mainly from the higher sales volumes of natural gas from the Bongkot and Pailin projects and the higher sales volume of condensate from the Pailin project, while the sales volume of natural gas from the Yadana project decreased relevant to decrease in portion of production sharing.

Revenue from pipeline transportation, which was proportionately recorded from gas pipeline transportation that MGTC and TPC rendered to Myanma Oil and Gas Enterprise (MOGE), increased Baht 158 million. Such increase came from the increase in the gas pipeline transportation price and the increase in TPC's gas pipeline transportation relevant to the increased MOGE gas sales volume.

In this quarter, other revenues decreased Baht 10 million, when compared with the same period last year. The decrease was mainly due to, in 2002, there was a receipt of remuneration from Petrovietnam, as Petrovietnam exercised its right in the petroleum sharing contract to participate in Block B&48/95 and Block 52/97.

PTTEP and subsidiaries realized their share of net profits from associated companies for the fourth quarter of 2003 at Baht 6 million, consisting of operation results from Thai Oil Power Co., Ltd., of Baht 59 million, while also experiencing a loss from Medco Energi through New Links was Baht 53 million.

PTTEP and subsidiaries had a foreign exchange gain for the fourth quarter of 2003 as a result of the stronger Baht.

For the fourth quarter of 2003, PTTEP and subsidiaries incurred expenses of Baht 4,994 million, an increase of Baht 1,198 million or 32% when compared with Baht 3,796 million for the same period last year. This increase was mainly due to a higher exploration expenses from the write-off of dry wells, including the costs carried for PetroVietnam in the Block 9-2 and Block 16-1 projects, and the geological and geophysical studies for Block 44.

For the fourth quarter of 2003, PTTEP and subsidiaries had increased income tax expenses of Baht 1,189 million. The increase was mainly due to decreased utilization of tax losses carry forward and payment of Myanmar income tax since May 2003 for the Yetagun project & TPC because of the end of the tax holiday period.

2.2.2 Full-year 2003 Compared With Full-year 2002

For the full-year 2003 results, PTTEP and subsidiaries' net profit was Baht 12,028 million or Baht 18.44 per share, decreasing of Baht 26 million, when compared with the last year's net profit of Baht 12,054 million or Baht 18.49 per share. PTTEP and subsidiaries had a ratio of return on shareholders' equity for this year at 28.59%.

-5-/The total...

The total revenues of PTTEP and subsidiaries in 2003 amounted to Baht 37,014 million, increasing Baht 5,240 million or 16%, when compared with Baht 31,774 million in 2002. This increase was mainly due to an increase in sales of Baht 4,451 million or 15%, resulting from the average petroleum price in 2003 increasing to USD 20.62 per BOE when compared with USD 18.59 per BOE in 2002, and the higher sales volumes in 2003 at 107,299 BOED compared with 101,736 BOED in 2002. Increased sales volumes derived mainly from the higher sales volumes of natural gas from the Pailin and Yetagun projects and the higher sales volume of condensate from the Pailin project, while the decreased sales volume was caused mainly by the sales volumes of natural gas in the Bongkot project, and the decrease in portion of production sharing in the Yadana project.

Revenue from pipeline transportation, which was proportionately recorded from gas pipeline transportation that MGTC and TPC rendered to Myanma Oil and Gas Enterprise (MOGE), increased Baht 444 million. Such increase derived from the increase in the gas pipeline transportation price and the increase in TPC's gas pipeline transportation relevant to the increased MOGE gas sales volume.

PTTEP and subsidiaries realized their share of net profits from associated companies in 2003 at Baht 750 million, consisting of operation results from Medco Energi through New Links of Baht 480 million, and from Thai Oil Power Co., Ltd., of Baht 270 million.

PTTEP and subsidiaries had a foreign exchange gain in 2003 as a result of the stronger Baht.

PTTEP and subsidiaries incurred expenses in 2003 of Baht 15,613 million, an increase of Baht 2,704 million or 21%, when compared with Baht 12,909 million in 2002. This increase was mainly due to (1) the higher exploration expenses from the write-off of dry wells, including the costs carried for PetroVietnam in the Block 9-2 and Block 16-1 projects, and the geological and geophysical studies in the Block 44, (2) the higher depreciation related to an increase in production volumes and completed oil and gas properties and, (3) the higher royalties related to an increase in sales revenue.

PTTEP and subsidiaries had an increased income tax expenses in 2003 of Baht 2,566 million. The increase was mainly due to (1) an increased earnings before income taxes and, (2) a decreased utilization of tax losses carry forward and payment of Myanmar income tax since May 2003 in Yetagun project & TPC because of the end of the tax holiday period.

2.3 Financial position

As of December 31, 2003, PTTEP and subsidiaries had total assets amounting to Baht 92,576 million, which was Baht 8,183 million higher than the end of 2002. This increase was mainly due to (1) an increase in cash and cash equivalents and short-term investments of Baht 5,153 million resulting from a higher net cash flow from operations and issuance of debentures, (2) an

-6-/increase in...

increase in oil and gas properties and gas pipelines of Baht 3,133 million resulting from an additional investment of 5.1511% participation interest in the Yetagun project and an investment in the TPC's gas pipeline and (3) a decrease in other non-current assets, Baht 745 million, mainly from the write-off of the costs carried for PetroVietnam in the Block 9-2 and Block 16-1 projects to exploration expenses relevant to the write-off of dry wells during the period.

On September 12, 2003, PTTEP International Limited (PTTEPI) and PTTEP Offshore Investment Company Limited (PTTEPO), which have a 14.1667% participation interest in the Yetagun Project and the TPC's Gas Pipeline respectively, and the other joint venture partners exercised their right to purchase all the shares owned by Premier Petroleum Myanmar Limited (PPML) in the Yetagun Project and the TPC's Gas Pipeline. Consequently, PTTEPI and PTTEPO acquired an additional 5.1511% participation interest, resulting in an increased stake from 14.1667% to 19.3178%. PTTEPI and PTTEPO acquired the above participation interest with the excess of the cost of an acquisition over the fair value of net assets in proportion to the interest held by the Company. Such difference amounted to Baht 1,277 million (Net book value was Baht 1,855 million).

PTTEP received dividends from New Links and Thai Oil Power Co. ,Ltd., in 2003 amounting to Baht 625 million and Baht 58 million, respectively. These dividends are recorded in the investment accounted for under equity method.

Most of the current assets of PTTEP and subsidiaries as of December 31, 2003 were in cash and cash equivalents, short-term investments, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of property, plant, and equipment, and (2) investments in associated companies, New Links and Thai Oil Power Co., Ltd., presented under the title of investment accounted for under equity method.

PTTEP and subsidiaries had total liabilities of Baht 46,902 million, which was Baht 964 million higher than the end of 2002. This was mainly due to the net effect of (1) the issuance of unsecured and unsubordinated debentures of Baht 2,500 million and, (2) repayment of the USD 50 million loan in November 2003 with the interest of USD 13.60 million.

Regarding the 2 million units of warrants issued by PTTEP on August 1, 2002, there were allocated to PTTEP directors, managements and employees, the warrants are exercisable on the last working day of every three months starting from the first exercise date on July 31, 2003 at the exercised price of Baht 111 per share. As of December 31, 2003, the total number of shares exercised was 398,000 shares and the outstanding number of warrants was 1,602,000 units.

On November 12, 2003, PTTEP registered a change in paid-up capital to Baht 3,261,990,000 for the issued and paid-up of 652,398,000 ordinary shares.

In 2003, PTTEP and subsidiaries had a net cash flow from operations which amounted to Baht 16,179 million. Most of this was cash received from

-7-/operating...

operating activities. PTTEP and subsidiaries had a net cash flow used in investment activities which amounted to Baht 9,142 million. Most of this consisted of investment in additional capitalized assets used in exploration and production activities in the Pailin and Bongkot projects, including the 5.1511% additional investment in the Yetagun project and the TPC's gas pipeline. PTTEP and subsidiaries had a net cash flow used in financing activities which amounted to Baht 4,018 million from (1) the dividend payment amounting to Baht 4,400 million, (2) repayment of the USD 50 million loan in November 2003, (3) cash received from the issuance of unsecured and unsubordinated debenture amounting to Baht 2,500 million and, (4) cash received from the issuance of ordinary shares for the exercised warrants, as noted above. As of December 31, 2003, PTTEP and subsidiaries had cash and cash equivalents of Baht 19,063 million, an increase of Baht 2,757 million from the end of 2002.

Regarding protection against potential risks which may affect its projects, PTTEP purchased insurance coverage by considering all types of perils and appropriate sums-insured related to each project. For 2003, the premiums on these policies remained high relative to those of the year 2002. However, the Company continued to purchase sufficient insurance coverage as it has done in the past.

As of December 31, 2003, PTTEP's credit ratings were as follows;

- Baa1 for its Long-term foreign currency rating by Moody's Investors Service
- BBB for its Long-term foreign currency rating, and
  BBB+ for its Long-term local currency rating by Standard and Poor's Ratings Services
- BBB+ by Japan Credit Rating Agency, Limited
- AA+ by TRIS Rating Company Limited

2.4 Impacts on Operational Results

In 2003, the Thai government and Ministry of Energy (MOEN) supported a clear vision for the country's energy strategy by issuing positive policies to strongly support effective energy exploration and production in various resource arenas. These policies have helped the deployment of an effective framework for Thailand's energy development direction. For instance, current policies are improving governmental mechanisms to motivate private parties to increase investment in petroleum exploration and production development projects in Thailand and overlapping areas, while also expediting successful cooperation among ASEAN countries to institute energy grid networks that will upgrade regional gas pipeline transportation and electricity supply networks. Such efforts highlight Thailand in the role of a regional leader in addition to promoting Thailand as a regional energy hub in South East Asia. Moreover, the government has promoted PTTEP's role as a national strategic arm in securing petroleum reserves for the country, especially in relation to international cooperation required with other countries and their overseas investments.

All the significant events above are noteworthy indicators of thriving commercial energy development projects drawn from various resources in Thailand. Additionally, PTTEP expects to be awarded 2 domestic exploration concessions, onshore blocks L53/43 and L54/43, next to the PTTEP1 project, with both blocks reputed to have excellent potential for oil reserve development.

PTTEP has planned to start producing natural gas from the Arthit field by mid 2006 at a rate of 330 million cubic feet per day to serve the increasing demand for natural gas. The company has already initiated preparations for project development to meet the scheduled plan. For this project, PTTEP has again targeted operational excellence in all its activities, including project management, technical support, organization development, manpower allocation, capital mobilization and cost reduction.

Other factors, which may affect the company performance both in short and long term including fluctuation of oil price, revision of gas sales agreement, foreign exchange, are also elaborated in the section of Risk Factors to be disclosed in Report 56-1 and 2003 Corporate Annual report.

3. Supplemental Information on Petroleum Exploration and Production Activities

Under the US Financial Accounting Standard no. 69 (FAS 69) and other information - Unaudited

(A) PTTEP and its Subsidiaries' Petroleum Reserves Report As of December 31, 2003

The total Proved Reserves of PTT Exploration and Production Public Company Limited (PTTEP) and its Subsidiaries as of December 31, 2003 are shown in the attached table. The Proved Reserves are reviewed annually by company's earth scientists and reservoir engineers to ensure rigorous professional standards. The Proved Reserves are reported on a gross basis, which includes the company's net working interest and related host country's interest.

No reserve quantities have been recorded for the company on Blocks B, 48/95, 52/97, 9-2, and 16-1 Projects in offshore Vietnam due to no commercial arrangement has been established for the discoveries.

The total Proved Reserves (Consolidated Companies) as of December 31, 2003 of PTTEP and its Subsidiaries are 112 Million Stock Tank Barrels (MMSTB) for crude and condensate, and 5,137 Billion Standard Cubic Feet (BSCF) for gas. The total Proved Reserves (Consolidated Companies) in term of oil equivalent is 882 Million Barrels (MMBOE).

The total production in 2003 (Consolidated Companies) is 44 MMBOE or equivalent to the production rate of approximately 120,000 Barrels of Oil Equivalent per Day (BOED), approximately 10,000 BOED or 9% increase from last year. The production increase was mainly attributed to the increase of petroleum production from Pailin projects and the increased interest in Yetagun Project.

PTTEP indirectly holds 34.20% interest in PT. Medco Energi Internasional Tbk. (Medco), an Indonesia upstream oil and gas exploration and production company. PTTEP's share of Medco's Proved Reserves are 40 MMSTB for crude and condensate, and 93 BSCF for gas. The total Proved Reserves in term of oil equivalent is 55 Million Barrels (MMBOE). Medco's Proved Reserves were certified by Gaffney, Cline & Associates (Consultants) Pte. Ltd. (GCA) as of January 1, 2004.

The total PTTEP's worldwide Proved Reserves as of December 31, 2003, including investment in Medco are 152 MMSTB for crude and condensate, and 5,230 BSCF for gas, or approximately 937 MMBOE.

	Crude & Condensate (Million Barrel)		Natural Gas (Billion Cubic Feet)	
	Domestic[2]	Foreign	Domestic[2]	Foreign
Company's share of reserves[1]				
Of consolidated companies				
As of December 31, 2002	89	9	2,727	1,865
1) Revision of previous estimates	8	(0.02)	187	(1)
2) Improved recovery	-	-	-	-
3) Extensions and discoveries	11	-	470	-
4) Purchases/sales of petroleum in place[4]	-	3	-	124
5) Production	(7)	(0.44)	(162)	(78)
Total consolidated companies (December 31, 2003)	101	11	3,222	1,915

	Total (Domestic & Foreign)		Barrel of Oil Equivalent (Million Barrel)		
	Crude & Condensate (Million	Natural Gas (Billion Cubic Feet)	Domestic[2]	Foreign	Total
Company's share of reserves[1]					
Of consolidated companies					
As of December 31, 2002	98	4,592	519	249	768
1) Revision of previous estimates	8	186	41	4	45
2) Improved recovery	-	-	-	-	-
3) Extensions and discoveries	11	470	88	-	88
4) Purchases/ sales of petroleum in place[4]	3	124	-	25	25
5) Production	(8)	(235)	(34)	(10)	(44)
Total consolidated companies (December 31, 2003)	112	5,137	614	268	882
MEDCO[3]	40	93	-	55	55
TOTAL WORLDWIDE (December 31, 2003)	152	5,230	614	323	937

	Crude & Condensate (Million Barrel)		Natural Gas (Billion Cubic Feet)	
	Domestic[2]	Foreign	Domestic[2]	Foreign
Company's share of reserves[1]				
Of consolidated companies				
As of December 31, 2001	89	9	2,707	1,933
1) Revision of previous estimates	5	-	122	-
2) Improved recovery	0[5]	-	(0.1)	-
3) Extensions and discoveries	2	-	50	-
4) Purchases/sales of petroleum in place	-	-	-	-
5) Production	(7)	(0.3)	(152)	(68)
Total consolidated companies (December 31, 2002)	89	9	2,727	1,865

	Total (Domestic & Foreign)		Barrel of Oil Equivalent (Million Barrel)		
	Crude & Condensate (Million	Natural Gas (Billion Cubic Feet)	Domestic[2]	Foreign	Total
Company's share of reserves[1]					
Of consolidated companies					
As of December 31, 2001	98	4,640	510	258	768
1) Revision of previous estimates	5	122	30	-	30
2) Improved recovery	0[5]	(0.1)	(0.02)	-	(0.02)
3) Extensions and discoveries	2	50	10	-	10
4) Purchases/ sales of petroleum in place	-	-	-	-	-
5) Production	(7)	(220)	(31)	(9)	(40)
Total consolidated companies (December 31, 2002)	98	4,592	519	249	768
MEDCO[3]	50	43	-	58	58
TOTAL WORLDWIDE (December 31, 2002)	148	4,635	519	307	826

(1) The Proved Reserves are reported on a gross basis which includes the company's net working interest and the related host country interest.

(2) Includes JDA Project

(3) PTTEP indirectly holds 34.20% interest in Medco. Medco's proved reserves as of January 1, 2004 and 2003 were certified by Gaffney, Clines & Associates (Consultants) Pte. Ltd..

(4) PTTEP's interest in Yetagun increased from 14.1667% to 19.31784%

(5) Insignificant volume

(B) Capitalized costs relating to oil and gas producing activities

Capitalized costs represent cumulative expenditures for proved and unproved properties, and support equipment and facilities used in oil and gas exploration and production operations together with related accumulated depreciation, depletion and amortization. Proved properties include wells, equipment, transportation pipeline and related producing facilities associated with proved reserves project. Unproved properties represent amounts associated with non-proved reserve project. Support equipment and facilities include warehouse, field offices, vehicles and movable assets used in oil and gas producing activities. The net capitalized costs represent the undepreciated value for these assets.

(Million Baht)	**2003**	**2002 Restated**
Proved properties	71,892	61,273
Unproved properties	1,105	1,612
Accrued decommissioning costs	4,293	3,715
Support equipment and facilities	325	435
Gross capitalized costs	**77,615**	**67,035**
Accumulated depreciation, depletion, and amortization	(25,690)	(20,172)
Net capitalized costs	**51,925**	**46,863**
Capitalized costs of equity company [1]	4,724	4,315

(1) Represents PTTEP's share of net capitalized costs of investment in Medco

(C) Costs Incurred in oil and gas property acquisition, exploration, and development activities

Costs incurred represent amounts both capitalized and charged to expense during the year. Property acquisition costs include costs to purchase proved and unproved properties. Exploration costs include the costs of geological and geophysical work, carrying and retaining undeveloped properties, and drilling and equipping exploratory wells. Development costs include costs associated with drilling and equipping development wells, improved recovery systems, facilities for extraction, treating, gathering and storage, producing facilities for existing developed reserves, and costs associated with transportation pipeline

(Million Baht)	2003			2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Acquisition of properties						
- Proved	-	1,558	1,558	-	-	-
- Unproved	-	-	-	-	(37)	(37)
Exploration costs (1)	45	2,246	2,291	352	720	1,072
Development costs	4,511	1,466	5,977	6,393	(43)	6,350
Total	4,556	5,270	9,826	6,745	640	7,385
Costs incurred of equity Company (2)		1,158	1,158		792	792

(1) Exploration costs include transferring of exploration well costs to development well costs for future production.

(2) Represents PTTEP's share of costs incurred of investment in Medco accounted for under equity method

(D) **Results of operation for producing activities**

Results of operations from oil and gas producing activities for the year 2003 and 2002 are shown in the following table.

Production costs include lifting costs incurred to operate and maintain productive wells and related equipment. Exploration expenses consist of geological and geophysical costs, and dry hole costs. General administrative expenses are expenses directly related to oil and gas producing activities. DD&A expense relates to capitalized costs incurred in acquisition, exploration and development activities, transportation pipeline, including amortized decommissioning costs. Other income/expenses include pipeline transportation income and foreign exchange gains and losses. Income tax expenses are based on the tax effects arising from the operations. General corporate overhead and interest costs are excluded from the results of operations.

(Million Baht)	2003			2002 (Restated)		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Gross revenues :						
Total Sales	**27,193**	**6,845**	**34,038**	**23,467**	**6,120**	**29,587**
Expenses :						
Production expenses	1,842	547	2,389	1,975	799	2,774
Exploration expenses	56	2,256	2,312	105	45	150
General administrative expenses	455	271	726	592	212	804
Petroleum royalties	3,380	641	4,201	2,919	505	3,424
Depreciation, depletion, and amortization	4,702	500	5,202	4,135	425	4,560
Other (income)/ expenses	(33)	(938)	(971)	199	(564)	(365)
Total expenses	10,402	3,277	13,679	9,925	1,422	11,347
Results before income taxes	**16,791**	**3,568**	**20,359**	**13,542**	**4,698**	**18,240**
Income tax expenses	6,696	1,897	8,593	5,379	694	6,073
Net results of operations	**10,095**	**1,671**	**11,766**	**8,163**	**4,004**	**12,167**
Results of operations of equity company[(1)]		**480**	**480**		**530**	**530**

(1) Represents PTTEP's share of results of operations of investment in Medco

(E) **Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves**

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of year-end proved oil and gas reserves remaining less estimated future expenditures (based on year-end costs) to be incurred in developing and production the proved reserves, discounted using a rate of 10% per year to reflect the estimated timing of the future cash flows. Future income taxes are calculated by applying the appropriate year-end statutory tax rates to the future pre tax net cash flows and reduced by applicable tax deductions or tax credits.

Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of oil and gas properties. Estimates of fair value should also consider probable and possible which may become proved in the future, reserves, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any of fair value is necessarily subjective and imprecise.

(Million Baht)	Domestic		Foreign		Total	
	2003	2002	2003	2002	2003	2002
Future cash inflows	383,121	322,681	164,872	154,506	547,993	477,187
Future production costs	(50,172)	(51,897)	(21,553)	(21,838)	(71,725)	(73,735)
Future development costs	(92,504)	(80,159)	(6,696)	(6,435)	(99,200)	(86,594)
Future income tax expenses	(81,203)	(63,755)	(49,104)	(46,052)	(130,307)	(109,807)
Future net cash flows	159,241	126,870	87,520	80,181	246,761	207,051
10% annual discount	(78,957)	(62,059)	(51,478)	(48,933)	(130,435)	(110,992)
Standardized measure of Flows (SMDCF)	80,283	64,811	36,043	31,248	116,326	96,059
SMDCF of equity company(1)			4,038	4,911	4,038	4,911
Total SMDCF	80,283	64,811	40,081	36,159	120,364	100,970

(1) Represents PTTEP's share of discounted future net cash flows of investment in Medco.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

Million Baht	2003	2002
Present value at beginning of year	**96,059**	**90,608**
Sales and transfers of oil and gas produced, net of production costs	(27,251)	(23,282)
Development costs incurred during the period	4,916	6,597
Net changes in prices and production costs	17,348	9,929
Net change in development costs	11,886	(3,197)
Extensions, discoveries and improved recovery,	19,732	4,154
Revisions of previous quantity estimates	22,769	12,333
Purchases / sales of petroleum in place	11,818	-
Accretions of discount	(20,450)	7,815
Net change in income taxes	(20,500)	(8,898)
Present value at the year end	**116,326**	**96,059**

(F) **Other information**

Productive Oil and Gas Wells

The number of productive wells at December 31, 2003 were as follows :

	Oil		Gas	
	Gross	**Net**	**Gross**	**Net**
Thailand	244	54	504	125
Foreign				
Southeast Asia	-	-	18	4
Total	**244**	**54**	**522**	**129**

Drilling in Progress

The number of oil and gas wells in progress at December 31, 2003 were as follows:

Exploratory

	Gross	**Net**
Thailand	-	-
Foreign		
Southeast Asia	-	-
Total	-	-

Development

Thailand	7	2
Foreign		
Southeast Asia	-	-
Total	7	2

Net Oil and Gas Wells Drilled Annually in 2003

Exploratory

	Net Productive wells drilled	**Net dry well drilled**
Thailand	-	-
Foreign		
Southeast Asia	0.2	2
Total	**0.2**	**2**

Development

Thailand	29	1
Foreign		
Southeast Asia	-	-
Total	**29**	**1**

Gross wells include the total number of wells in which the company has an interest. Net wells are the sum of the company's fractional interests in gross wells

Quarterly Information in 2003 and 2002 (unaudited) for the consolidated financial statement are as follows:.

(Unit : Million Baht)

Year 2003	4TH Q	3RD Q	2ND Q	1ST Q	Total
Revenues					
Sales	8,924	8,875	8,427	7,812	34,038
Revenue from pipeline transportation	354	298	228	209	1,089
Other revenues					
Gain on foreign exchange	50	469	241	110	870
Interest income	45	44	54	59	202
Other revenues	10	31	14	9	64
Share of profit from investments accounted for under equity method	6	206	369	169	750
Total revenues	**9,389**	**9,923**	**9,333**	**8,368**	**37,013**
Expenses					
Production expenses	616	589	637	548	2,390
Exploration expenses	1,377	239	109	586	2,311
General administrative expenses	403	321	300	289	1,313
Petroleum royalties	1,088	1,052	974	907	4,021
Other expenses					
Depreciation, depletion and amortization	1,459	1,357	1,281	1,353	5,450
Director's remuneration	13	2	2	2	19
Other expenses	38	31	17	22	108
Total expenses	**4,994**	**3,591**	**3,320**	**3,707**	**15,612**
Income before interest and income taxes	**4,395**	**6,332**	**6,013**	**4,661**	**21,401**
Interest expenses	342	360	367	342	1,411
Income taxes	2,060	2,081	2,096	1,725	7,962
Net income	**1,993**	**3,891**	**3,550**	**2,594**	**12,028**
Earnings per share (Baht)					
Basic earnings per share	3.06	5.97	5.44	3.98	18.44
Diluted earnings per share	3.05	5.96	5.44	3.98	18.43

File No. 82-3827

(Unit : Million Baht)

Year 2002	4TH Q	3RD Q	2ND Q	1ST Q	Total
Revenues					
Sales	7,695	8,258	7,227	6,407	29,587
Revenue from pipeline transportation	196	154	148	147	645
Other revenues					
Gain on foreign exchange	141	-	861	340	618*
Interest income	58	42	46	63	209
Other revenues	20	8	11	18	57
Share of profit from investments accounted for under equity method	-	340	283	113	657*
Total revenues	**8,110**	**8,802**	**8,576**	**7,088**	**31,773**
Expenses					
Production expenses	783	655	707	629	2,774
Exploration expenses	60	41	35	13	149
General administrative expenses	362	319	317	272	1,270
Petroleum royalties	889	960	835	740	3,424
Other expenses					
Depreciation, depletion and amortization	1,243	1,273	1,228	1,041	4,785
Director's remuneration	9	1	2	3	15
Loss on foreign exchange	-	724	-	-	-*
Other expenses	371	43	6	71	491
Share of loss from investments accounted for under equity method	79	-	-	-	-*
Total expenses	**3,796**	**4,016**	**3,130**	**2,769**	**12,908**
Income before interest and income taxes	**4,314**	**4,786**	**5,446**	**4,319**	**18,865**
Interest expenses	351	347	344	373	1,415
Income taxes	871	1,466	1,696	1,363	5,396
Net income	**3,092**	**2,973**	**3,406**	**2,583**	**12,054**
Earnings per share (Baht)					
Basic earnings per share	4.74	4.56	5.22	3.96	18.49
Diluted earnings per share	4.74	4.56	5.22	3.96	18.49

* present net balance